Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy_Law@aol.com

(202) 387-5400

Practice Limited to
Federal Securities
Law Matters

November 13, 2007

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

      Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #8
               File No. 24-10142
               Date of Comment Letter: November 5, 2007

Dear Mr. Reynolds:

        I enclose for filing seven copies, one of which has been manually signed, of Amendment No.8 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which are marked to show changes and contain the originally executed opinion letter of counsel. Simultaneously with this filing I have delivered courtesy copies of this amendment to Blaise Rhodes and Jay Williamson of the Securities and Exchange Commission.

        The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated November 5, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

        The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

<u>Item 4</u>

1.   The Company intends to sell the securities in the states by registration by coordination of the securities qualified pursuant to Regulation A or otherwise (for instance, New York which does not provide registration by coordination but registration of the issuer). Rules of the various states differ regarding the sale of the securities offered under Regulation A.

Before any offer or sale in any state, the Company intends to determine that sales of securities qualified pursuant to Regulation A are permitted.

Presently, the Company intends to seek to offer its securities in Arizona, Georgia, Nevada, New York, and North Carolina. It has filed the registration statement in Georgia (SC-REGA-0048599) and North Carolina (file #32349) although the Company believes it will withdraw its application for registration in North Carolina as it does not believe that it will be making any offers or sales in that state. The Company has filed as an issuer in New York (#071015001369). The Company intends to file in Arizona (pursuant to Securities Act of Arizona Sections 44-1981 through 1895) and Nevada (pursuant to Nevada Revised Statutes Section 90.480 and Nevada Administrative Code Section 90.440) after direct discussion with the securities department of each of those states to ensure that the Company will comply with the requirements for registration in that state.

As requested by the Staff, disclosure referencing those state securities laws has been added and appears under Item 4 of Part I.

Risk Factors

2.   The requested language has been added and appears on page 4.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   The requested disclosure has been amended and appears beginning on page 26.

Exhibits

4.   The error appearing in the legality opinion has been amended and an originally executed copy has been filed herewith.

Sincerely,



Lee W. Cassidy



DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 5, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763

   Re: **Robert James & Associates, Inc.**
     Amendment No. 7 to the Offering Statement on Form 1-A
     Amendment filed October 23, 2007
     File No. 24-10142

Dear Mr. Tonachio:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4</u>

1. We note your response to our prior comment one and continue to believe that additional disclosure is warranted. Please revise to disclose, for each state in which you will conduct your offering, either the registration number for your offering in that state or the specific state law exemption you will rely on for sales in that state.

Mr. Robert Tonachio
Robert James & Associates, Inc.
November 5, 2007
p. 2

Risk Factors, page 3

2.   Please revise to clarify whether Mr. Tonachio will only be amend or waive the lock-up agreement in order to effect a corporate transaction beneficial to the entire company and its entire shareholder base. If not, revise to indicate that Mr. Tonachio has discretion to amend the agreement for any reason.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.   We note that the company has added disclosure on page 27 in response to prior comment four from our letter dated September 18, 2007. However, the revised disclosure, especially concerning your product attributes appears unduly promotional and more suitable to the product marketing literature than a Form 1-A offering. Please revise to address the basics of these new products, including the type of insurance they provide, the insurer, target audience, and the amount of revenue generated from them during the relevant period.

Exhibits

Exhibit 4.0

4.   Please revise the text of the last paragraph to your legality opinion. As currently written it appears that you are assuming that the issuance will be "pursuant to the Nevada General Corporation Law and the Articles of Incorporation." This appears to limit the scope of your opinion, please revise accordingly. Also, please revise to indicate the file number associated with the offering statement. Lastly, we also note a reference to the Delaware constitution, which does not appear relevant since the company is incorporated in Nevada.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Mr. Robert Tonachio
Robert James & Associates, Inc.
November 5, 2007
p. 3

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

Pamela Howell

for John Reynolds
Assistant Director

cc: Lee W. Cassidy
Fax: (202) 745-1920

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